Exhibit 17.1

October 30, 2020

To the Members of the Board of Directors of

Tel-Instrument Electronics Corp.

This letter shall serve as formal notice of my resignation, effective November 13, 2020, from my position as the Principal Accounting Officer of Tel-Instrument Electronics Corp. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Joseph P. Macaluso

      Joseph P. Macaluso